Mail Stop 4720

January 20, 2010

Via U.S. Mail and Facsimile – (904)247-4672

David L. Young
Principal Financial Officer
Atlantic Bancgroup, Inc.
1315 South Third Street
Jacksonville Beach, FL 33250

> Re: Atlantic Bancgroup, Inc.
>   Form 10-K for the year ended December 31, 2008
>   Forms 10-Q for quarterly periods ended in 2009

Dear Mr. Young:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or why a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with your proposed disclosures to be included in future filings. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosures. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Lending Activities, page 5

1. Please tell us and revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Disclose if you have underwritten any hybrid loans, such as payment option ARM's, and or sub-prime loans, including how you define that term. Also, discuss the nature of your loans such that approximately 45% of them are expected to mature in 2009.

Classification of Assets and Nonaccrual or Impaired Loans, page 26

2. Please revise future filings to address the following in order to provide greater transparency into your disclosures on page 26 regarding the condominium development project and provide us with your proposed disclosures:

    a) Explain more clearly the extent to which you still held additional units in the project after the 2008 sale of the five units referenced here. Disclose the carrying value of the project as of December 31, 2008.

    b) You state that during 2008 no gain was recorded on the sale of the five condominiums and that you recorded a charge against earnings for the project. Please identify the relative timing of the gain as well as the impairment charges recorded. Please clarify why no gain was recognized on the sale of 5 condominium units for which the net proceeds exceeded the carrying value of the units.

    c) Please identify more clearly whether the gain is being deferred or has already been offset against the carrying values of any remaining units when determining the impairment charges of $315,000 disclosed here.

Allocation of Allowance for Loan Losses, page 28

3. Your disclosures on page 28 indicate that a significant portion of your allowance for loan losses is unallocated. For example, approximately 57% of your allowance at December 31, 2008, 66% at December 31, 2007, 90% at December 31, 2006, 75% at December 31, 2005, and 73% at December 31, 2004 was unallocated. Please tell us and revise future filings to address the following regarding this significant unallocated allowance:

    a) Please provide an explanation for the changes in the unallocated portion of your allowance for the dates presented.

    b) Please provide a description of how you determine the amount of your unallocated allowance.

    c) Please include a discussion addressing why, based on the significant amount of the unallocated allowance, there is so much imprecision in management's methodology for developing the allowance for loan losses.

Form 10-Q for the period ended September 30, 2009

Interim Financial Statements

Note 1. Summary of Significant Accounting and Reporting Policies, page 7

4. Please address the following regarding your disclosure at the bottom of page 7 that the Federal Reserve Bank of Atlanta informed you that it intends to seek a formal enforcement action against you:

   a) If true, please confirm in your response that you have clearly disclosed the impact of any material effects of any informal agreements or understandings, written or verbal, with your bank regulators, including the Federal Reserve Bank of Atlanta. If not already provided, please revise your future filings to provide clear disclosure of the impact of such guidance. Consider the need provide such disclosures on a Form 8-K or to amend your Form 10-Q rather than waiting for your next Form 10-K.

   b) Tell us whether you have received notice of formal enforcement action from the Federal Reserve Bank of Atlanta or any of your other bank regulators besides the "Stipulation to the Issuance of a Consent Order" signed on January 5, 2010 with the FDIC. If so, please provide clear disclosure of such action, identifying the impact on your business and results of operations and describing the steps you have taken and intend to take to address the regulatory action.

5. Please address the following regarding your disclosures on page 8 regarding your determination that a valuation allowance was not needed as against your deferred tax assets as of September 30, 2009:

   a) Please tell us and revise future filings to include a discussion of all specific evidence, both positive and negative, that management considered in determining that it is more likely than not that all deferred tax assets will be realized and that, as a result, no valuation allowance for those assets is required.

   b) As part of that discussion, please specifically identify the extent to which you are in a three-year cumulative loss position and how you considered that as negative evidence. Clearly discuss how the new tax law affects your evaluation of your cumulative loss position. Quantify the amount of additional deferred tax assets which can now be carried back under the new law and how that impacted your analysis at December 31, 2009.

Note 4 – Loans, page 13

6. In future filings, please revise to provide a breakdown of your nonperforming loans by loan category for the dates presented. Please provide us with this information in your response for the last 6 quarters.

7. Please revise your future interim filings to provide a breakdown of your allowance for loan losses that separately quantifies your unallocated allowance. In your response, please tell us this information for the last 6 quarters.

Form 8-K filed January 13, 2010

8. Please revise your future filings to more clearly address the implications of the formal "Stipulation to the Issuance of a Consent Order" with the FDIC. Consider the need to amend your Form 8-K as filed on January 13, 2010 to address the following:

   a) Clearly identify the implications to your business and results of operations and cash flows resulting from the restrictions and stipulations in the agreement.

   b) Clearly identify the steps you have taken and intend to take to address the regulatory action.

   c) Specifically identify the impact of the restrictions on brokered deposits as well as interest rate restrictions. Quantify the impact of these restrictions, including the amount of brokered deposits as of December 31, 2009 and the maturities of such deposits. Discuss your plans for replacement funding in light of the restrictions including the interest rate restrictions.

   d) Identify any changes to your methodology for determining your allowance for loan losses that resulted from review required by this regulatory action.

   e) Quantify the impact of the regulatory action on your capital requirements as of the relevant dates.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your responses to our comments, including drafts of intended revisions to disclosures in future filings, and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief